	1Q15	2Q15	3Q15	4Q14	Total FY2014	Affiliated Broker(s)
Transamerica Capital Growth (MS)	$ 73.86	$ 133.83	$ -	$ -	$ 207.69	BIDS(Q1)
Transamerica Enhanced Muni (Belle Haven)	$ -	$ -	$ -	$ -
Transamerica Growth Opportunities (MS)	$ 458.25	$ 52.63	$ -	$ -	$ 510.88	BIDS(Q1)
Transamerica High Yield Muni (Belle Haven)	$ -	$ -	$ -	$ -

*BelleHaven charges no commissions. All trades were done on an agency basis. There is a $10 ticket charge per trade.